Exhibit 99.1

Mayfair Gold Commences Trading on the NYSE American

Under the Ticker “MINE”

VANCOUVER, British Columbia, January 27, 2026 – Mayfair Gold Corp. (“Mayfair’’, “Mayfair Gold’’, or the “Company”) (TSX-V: MFG, NYSE American MINE) is pleased to announce the shares of the Company are now trading on the NYSE American LLC (“NYSE American”) under the symbol “MINE”. The Company will remain listed on the TSX Venture Exchange under the symbol “MFG” and have ceased trading on the OTCQX market.

The uplisting to the NYSE American follows the Company’s previously announced approval and marks a significant advancement in Mayfair’s strategy to expand its U.S. shareholder base and increase its U.S. capital markets exposure.

Shareholders are not required to take any action. The Company recommends that investors who have bought shares on the OTCQX monitor their accounts to ensure that their holdings correctly reflect the new ticker symbol.

Nick Campbell, CEO of Mayfair, commented, “Today marks an important milestone for Mayfair Gold as we begin trading on the NYSE American with the ticker “MINE”. We were happily surprised that this ticker was available for Mayfair and it’s an appropriate ticker for the Company. We are advancing the Fenn-Gib gold project in the Timmins gold district in Ontario, Canada to create a new Canadian gold mining company. We are going to build a new mine. I can’t think of a better ticker for Mayfair. This listing removes barriers and makes it easier for U.S. investors to benefit from Mayfair’s advancement of the Fenn-Gib gold project. With the Pre-Feasibility Study announced on January 8, 2026 (“Mayfair Delivers Robust Pre-Feasibility Study for the Fenn-Gib Gold Project”) and now the successful listing on the NYSE American, Mayfair Gold is having a strong start to 2026.”

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Operating Officer of Mayfair, a QP as defined in NI 43-101.

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The Company’s pre-feasibility study outlines the potential to develap Fenn-Gib into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of $896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively ‘‘forward-looking Information”). The use of the words “potential” and “goal” and similar expressions are intended to identify forward-looking information. This information includes statements regarding advancing the Fenn-Gib gold project to create a new Canadian gold mining company, building a new mine, the Company’s pre-feasibility study outlining the potential to develop Fenn-Gib into a new Canadian gold producer and the Company’s goal of starting construction in 2028 with initial production in 2030. Although Mayfair Gold believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding final listing mechaincs. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties and other factors identified in the annual information form of the Company for the year ended December 31, 2024, available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Mayfair does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further informdion, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1 (855) 350-5600

info@mayfairgold.ca